EMISSION FREE GENERATORS, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Emission Free Generators Inc.
San Diego, California

We have reviewed the accompanying financial statements of Emission Free Generators Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 24, 2025
Los Angeles, California

EMISSION FREE GENERATORS, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	127,089	$	29,073
Total Current Assets		**127,089**		**29,073**
Property and Equipment, net		193,261		88,935
Intangible Assets		10,937		880
Total Assets	$	**331,287**	$	**118,888**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	9,251	$	-
Current Portion of Convertible Note		150,094		-
Accrued Interest on Convertible Note		12,427		3,427
Current Portion of Related Party Loans		45,239		50,017
Total Current Liabilities		**217,011**		**53,444**
Simple Agreement for Future Equity		211,313		-
Convertible note, net of current portion		-		150,094
Total Liabilities		**428,324**		**203,538**
STOCKHOLDERS' EQUITY				
Common Stock		1,186		1,186
Series Seed Preferred Stock		-		-
Additional Paid in Capital		253,778		114,677
Accumulated Deficit		(352,001)		(200,513)
Total Stockholders' Equity		**(97,037)**		**(84,650)**
Total Liabilities and Stockholders' Equity	$	**331,287**	$	**118,888**

See accompanying notes to financial statements.

EMISSION FREE GENERATORS, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	233,831	97,502
Total Operating Expenses	**233,831**	**97,502**
Net Operating Loss	**(233,831)**	**(97,502)**
Interest Expense	9,000	3,427
Other Loss/(Income)	33,657	-
Non-Refundable Grant Received	(125,000)	-
Loss Before Provision for Income Taxes	**(151,488)**	**(100,929)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (151,488)**	**$ (100,929)**

See accompanying notes to financial statements.

EMISSION FREE GENERATORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Series Seed Preferred Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2022	**11,858,020**	**$ 1,186**	**-**	**$ -**	**$ 114,677**	**$ (99,584)**	**$ 16,279**
Net Loss						(100,929)	(100,929)
Balance—December 31, 2023	**11,858,020**	**1,186**	**-**	**-**	**114,677**	**$ (200,513)**	**$ (84,650)**
Capital Contribution	-	-	-	-	139,101		139,101
Net Loss						(151,488)	(151,488)
Balance—December 31, 2024	**11,858,020**	**$ 1,186**	**-**	**$ -**	**$ 253,778**	**$ (352,001)**	**$ (97,037)**

See accompanying notes to financial statements.

EMISSION FREE GENERATORS, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (151,488)	$ (100,929)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	34,775	-
Amortization of Intangible Assets	1,215	
Accrued Interest on Convertible Notes	9,000	3,427
Fair Value in Excess of Stated Value of Derivative Instrument	36,313	
Changes in Operating Assets and Liabilities:		
Credit Cards	9,251	-
Net Cash Used In Operating Activities	**(60,934)**	**(97,502)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(139,101)	(88,935)
Purchases of Intangible Assets	(11,272)	(880)
Net Cash Used in Investing Activities	**(150,373)**	**(89,815)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	139,101	-
Borrowing on Related Party Loan		46,250
Repayment of Related Party Loan	(4,778)	
Borrowing on Convertible Notes	-	150,094
Proceeds from Issuance of Simple Agreement for Future Equity	175,000	-
Net Cash Provided by Financing Activities	**309,323**	**196,344**
Change in Cash & Cash Equivalents	**98,016**	**9,027**
Cash & Cash Equivalents —Beginning of The Year	29,073	20,046
Cash & Cash Equivalents—End of The Year	**$ 127,089**	**$ 29,073**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -

See accompanying notes to financial statement

1.   NATURE OF OPERATION

Emission Free Generators Inc. was incorporated on March 11, 2022, in the state of Delaware. The financial statements of Emission Free Generators Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

EFG is a technology startup developing a silent, portable, and emission-free generator that produces hydrogen on demand using a proprietary dry powder fuel cartridge. Designed for safety, simplicity, and independence from fossil fuels or grid power, the EFG system converts real-time energy demand into electricity without storing hydrogen, making it ideal for indoor or off-grid use. With over 10,000 hours of third-party-verified testing and four patents pending, EFG is positioned to disrupt the $7.8B portable power market.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024 and 2023, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Accounts Receivable
Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024 and 2023, the Company determined that no allowance for expected credit loss is needed.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Construction in Progress – Prototype Ger	Not depreciated
Producing generator demostrator	4 years
Other Equipment	4 years

EFG is developing a proprietary portable generator utilizing dry powder fuel and hydrogen fuel cell technology, with commercialization targeted for 2026. In line with ASC 730 and ASC 360, research and development costs are expensed until technical feasibility is established. Thereafter, direct costs related to the design and construction of the pre-production prototype—such as materials, labor, and engineering—are capitalized as PP&E. Depreciation will begin when the asset is placed into service.

Intangibles

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.
Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Impairment of Long Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $84,637 and $5,329, which is included in sales and marketing expenses.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2025, which is the date the financial statements were available to be issued.

3.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,		2024		2023
Construction in Progress – Prototype Generator	$	88,935	$	88,935
Producing generator demostrator		100,000		-
Other Equipment		39,101		-
Property and Equipment, at cost		**228,036**		**88,935**
Accumulated Depreciation		(34,775)		-
Property and Equipment, net	$	**193,261**	$	**88,935**

Depreciation expense for the years ended December 31, 2024 and 2023 was $39,101 and $0, respectively.

4.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,		2024		2023
Patent	$	12,152	$	880
Intangible Assets, at cost		**12,152**		**880**
Accumulated Amortization		(1,215)		-
Intangible Assets, net	$	**10,937**	$	**880**

Amortization expense for the years ended December 31, 2024 and 2023 was $1,215 and $0, respectively.

Estimated annual amortization expense subsequent to December 31, 2024 is as follows:

Period		Amortization Expense
2025	$	1,215
2026		1,215
2027		1,215
2028		1,215
Thereafter		6,076
Total	$	**10,937**

5.   DEBT

Convertible Note
The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024			As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note -The Heritage Group	$ 150,000	6.00%	08/14/2023	08/14/2025	$ 150,094	$ -	$ 150,094	$ -	$ 150,094	$ 150,094
Total	**$ 150,000**				**$ 150,094**	**$ -**	**$ 150,094**	**$ -**	**$ 150,094**	**$ 35,000**

Each Note will be convertible into equity shares of the Company ("Conversion Shares") under the following events:

Each Note will be convertible into equity shares of the Company ("Conversion Shares") under the following events:

1. Qualified Financing Conversion
If, on or before the Maturity Date, the Company completes an equity financing (the "Qualified Financing") resulting in at least $250,000 in gross proceeds (inclusive of note conversion) from third-party investors purchasing Equity Securities for capital-raising purposes, the outstanding principal and unpaid accrued interest on each Note shall automatically convert into such Equity Securities. The conversion price shall be the lesser of:

- (a) A discount to the price paid by new investors, based on the following schedule:
  - 80% of the per share price, if the financing occurs within one year of the Note's issuance;
  - 75% of the per share price, if the financing occurs after one year but before two years;
  - 70% of the per share price, if the financing occurs after two years; or
- (b) A price per share equal to $5,000,000 divided by the Company's fully diluted capitalization immediately prior to the initial closing of the Qualified Financing, excluding this Note.

Holders will receive the same rights and preferences as other investors in the Qualified Financing. The Notes shall be cancelled upon conversion.

2. Non-Qualified Financing Conversion
If the Company issues Equity Securities in a financing that does not meet the criteria of a Qualified Financing (a "Non-Qualified Financing"), the holder may elect to convert the outstanding principal and interest into such securities at the applicable discounted price described above, based on the timing of the financing.

3. Corporate Transaction Conversion
In the event of a Corporate Transaction (such as a merger, sale, or change of control) prior to conversion or repayment, each holder may elect either:

- (a) Full repayment in cash of principal and accrued interest; or
- (b) Conversion into Conversion Shares at the applicable price determined using the Qualified/Non-Qualified Financing conversion formula above, based on the date of the Corporate Transaction.

4. Maturity Conversion
Following the Maturity Date, if the Notes have not been previously converted or repaid, the Requisite Noteholders may elect to convert all outstanding Notes (including accrued interest) into Conversion Shares at the same applicable discounted price formula, using the most recent per share price of Equity Securities offered by the Company.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31,	
					2024	2023
SAFE - 2024	2024	$ 5,000,000	$ 175,000	80%	$ 175,000	$ -
Fair Value in Excess of Stated Value of Derivative Instrument					36,313	
Total SAFE(s)			**$ 175,000**		**$ 211,313**	**$ -**

Pursuant to the Simple Agreement for Future Equity ("SAFE"), if an Equity Financing occurs prior to the expiration or termination of the SAFE, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the applicable Conversion Price, rounded down to the nearest whole share. In connection with such issuance, the Investor will execute all transaction documents customarily entered into with purchasers of Standard Preferred Stock, with appropriate modifications to reflect the rights and preferences of the Safe Preferred Stock. These documents will include customary limitations on the Investor's representations, warranties, liabilities, indemnities, and any drag-along obligations. If a Liquidity Event occurs before expiration or termination, the Investor will receive a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, rounded down to the nearest whole share. In the event of a Dissolution Event prior to termination, the Company will pay the Investor an amount equal to the Purchase Amount, payable immediately before or at the time of dissolution. This amount will be paid in priority and preference to any distribution to holders of Capital Stock. If available assets are insufficient to fully satisfy the amounts due to all SAFE holders ("Dissolving Investors"), such assets shall be distributed pro rata among the Dissolving Investors in proportion to their respective Purchase Amounts, as determined in good faith by the Company's board of directors. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

Related Party Loans

During the years presented, the Company borrowed money from the founder and the shareholder, Mark Collins. The details of the loans from the owners are as follows:

Owner	Interest Rate	Maturity Date	As of December 31, 2024			As of December 31, 2023		
			Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Mark Collins	0%	No set maturity	$ 45,239	$ -	$ 45,239	$ 50,017	$ -	$ 50,017
Total			$ 45,239	$ -	$ 45,239	$ 50,017	$ -	$ 50,017

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

6. EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 25,000,000 shares of common stock with par value of $0.0001. As of December 31, 2024, and 2023, 11,858,020 shares of common stock have been issued and were outstanding.

Series Seed Preferred Stock
The Company is authorized to issue up to 5,000,000 shares of Series Seed Preferred Stock with a par value of $0.0001 per share. As of December 31, 2024 and 2023, no shares of Series Seed Preferred Stock were issued or outstanding.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024 and December 31, 2023 consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (45,204)	$ (27,442)
Valuation Allowance	45,204	27,442
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (102,362)	$ (57,158)
Valuation Allowance	102,362	57,158
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $343,037. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

8. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. RELATED PARTY TRANSACTIONS

During the past period, the Company borrowed money from the founder and the shareholder, Mark Collins. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $45,239 and $50,017, respectively.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $233,831, an operating cash flow loss of $60,934 and liquid assets in cash of $127,089, which less than a year worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.